May 9, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Taylor Beech, Staff Attorney

Attn: Dietrich King, Staff Attorney

Dear Ms. Beech and Mr. King:

CHW Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 7, 2022, regarding the Company’s Registration Statement on Form S-4 filed with the Commission on March 10, 2022 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comments with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Registration Statement on Form S-4 filed March 10, 2022

Cover Page

1. Please disclose the transaction enterprise value, the Exchange Ratio, the PIPE and Backstop Investment, and the Debt Financing on your prospectus cover. Please also disclose that upon the Closing, New Wag!’s executive officers, directors, and their affiliates will beneficially own approximately 52.3% of New Wag!’s common stock outstanding, assuming maximum redemptions, and that the Sponsor will have the right to designate a director to the New Wag! Board following the Closing.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 to include the transaction enterprise value, the Exchange Ratio, the PIPE and Backstop Investment, and the Debt Financing. The Company has also disclosed on the cover page that upon the Closing, New Wag!’s executive officers, directors, and their affiliates will beneficially own approximately 50.2% of New Wag!’s common stock outstanding, assuming maximum redemptions. In response to the Staff’s comment regarding the Sponsor’s right to designate a director, the Company respectfully submits that the Sponsor does not have an ongoing right to appoint a director given that the Company and Wag! expect to mutually designate the remaining number of “independent” directors pursuant to Section 7.15 of the Business Combination Agreement (“BCA”), and therefore, the Company has not adjusted the cover page with respect to this point.

Q: WHAT EQUITY STAKE WILL CHW CURRENT SHAREHOLDERS, THE SPONSOR, THE PIPE AND BACKSTOP INVESTOR AND CONTINUING WAG! STOCKHOLDERS HOLD..., page 10

2. Here and on pages 17, 99, 116, and 282, please revise your disclosure regarding the ownership of the post-combination company to:

●	offer at least one additional interim redemption scenario between those you currently present;

●	consistently disclose the Sponsor’s and its affiliates’ total potential ownership interest assuming exercise and conversion of all convertible securities at each redemption scenario;

●	make consistent assumptions regarding open market purchases and whether the Sponsor forfeits any founder shares pursuant to the CHW Founders Stock Letter;

●	present the Wag! stockholders and Series P Investors separately; and

●	include Blue Torch Capital LP and the Lender Warrants.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 to 12, 103 to 104, 121, and 294 to 295 of Amendment No. 1 to include a 50% redemption scenario. The Company has also revised the disclosure on pages 10 to 12, 103 to 104, 121, and 294 to 295 to disclose the Sponsor’s and its affiliates’ total potential ownership interest assuming exercise and conversion of all convertible securities at each redemption scenario. In addition, the Company has revised the disclosure on pages 10 and 18 to make consistent the assumptions regarding open market purchases and whether the Sponsor forfeits any founder shares pursuant to the CHW Founders Stock Letter. The Company has also updated the disclosure on pages 10 to 12, 121, and 294 to 295 to present the Wag! stockholders and Series P Investors separately and on pages 11 to 12, and 223 to include Blue Torch Capital LLP and the Lender Warrants.

Q: WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF PUBLIC SHAREHOLDERS VOTE IN FAVOR OF THE BUSINESS COMBINATION..., page 16

3. Please revise to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, the issuance of earnout shares, the issuance of the Series P Investment, and exercise of the Lender Warrants under each redemption scenario.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 to 19 of Amendment No. 1 to show the potential impact of redemptions on the per share value of shares owned by the non-redeeming shareholders.

4. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of Amendment No. 1 to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in the sensitivity analysis.

Q: WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL
MEETING?, page 18

5. Given that the Sponsor and CHW's directors and officers own approximately 15% of the aggregate voting power of the CHW ordinary shares, please disclose the number of votes aside from those held by the Sponsor and CHW's directors and officers that will be required to approve each propose proposal, assuming only a valid quorum is established.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 to 22 of Amendment No. 1 to disclose that 2,824,168 is the number of votes, aside from those held by the Sponsor and CHW’s directors and officers, that will be required to approve the Domestication and Organization Documents Proposals, assuming a valid quorum. The number of votes, aside from those held by the Sponsor and CHW’s directors and officers, that will be required to approve the Business Combination, Nasdaq, Omnibus Incentive Plan, ESPP, and Adjournment Proposals, assuming a valid quorum, is 1,516,876.

Summary of the Proxy Statement/Prospectus

Wag Labs, Inc. (Wag!), page 24

6. Please disclose on what basis Wag! is a “leading” provider of access to pet care services, e.g. by revenue, bookings, etc.

In response to the SEC’s comment, the Company notes that Similarweb.com is the party who conducted the industry survey and has revised the disclosure on page 27 of Amendment No. 1 to identify the party.

Ownership of Wag!, page 25

7. Please consider also disclosing in the first paragraph hereunder the number of Wag! stock options and restricted shares outstanding at the date of the proxy.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Amendment No. 1 to include the number of Wag! stock options and restricted shares outstanding at the date of the proxy.

Quorum and Vote of CHW Shareholders, page 36

8. Please include the disclosure required by Item 3(h) of Form S-4.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 40 of Amendment No. 1 to disclose the percentage of shares owned and entitled to be voted by CHW directors and officers and their affiliates and the vote required for approval of the proposed transaction, assuming only a valid quorum is established.

Risk Factors

CHW's Sponsor, directors, officers, advisors or their affiliates may enter into certain transactions..., page 91

9. We note your disclosure that “CHW’s Sponsor, directors, officers, advisors or their affiliates may purchase public shares or public warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the Closing.” Please disclose the purpose of such purchases, confirm that CHW’s Sponsor, directors, officers, advisors or their affiliates will purchase these securities at a price no higher than the redemption price, disclose that shares purchased by CHW’s Sponsor, directors, officers, advisors or their affiliates would not be voted in favor of approving the business combination, confirm that CHW’s Sponsor, directors, officers, advisors or their affiliates will waive any redemption rights, and confirm that CHW will file a Form 8-K prior to the special meeting providing the information described in Tender Offers and Schedules C&DI Question 166.01.

In response to the Staff’s comment, the Company has revised the disclosure on pages 112 and 113 of Amendment No. 1.

Background of the Business Combination, page 116

10. Please substantially revise the disclosure in this section to include a description of the negotiations relating to the valuation of Wag!. For example, it is not clear who proposed an initial valuation and what the initial proposal was, if and how the amount evolved throughout the negotiations and how it was negotiated, what the final agreed upon valuation was, and when agreement on the final valuation and type of consideration was reached. In addition, please address how the Series P Investment impacted the valuation negotiations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 123 to 126 of Amendment No. 1.

11. Please provide a detailed description of the negotiations regarding the term sheet that was executed on October 19, 2021 by CHW and Wag!, including the terms of the initial draft, the terms included in the final executed version, and how the terms evolved over the course of the negotiation. Please also specify what revisions were made to the executed term sheet on December 27, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on pages 124 and 126 of Amendment No. 1.

12. Please provide a detailed description of how the terms of the Business Combination Agreement evolved throughout the exchange of drafts from the initial draft of the Business Combination Agreement on November 16, 2021 until it was executed on February 2, 2022, and if applicable, describe how the terms differed from the term sheet.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 to 129 of Amendment No. 1.

13. Please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the Domestication, the type of consideration to be paid to Wag! stockholders, the earnout shares and trigger events and allocation between Wag! stockholders and management, the financial projections and any discussions relating to the assumptions underlying such projections, the control of the post-combination company, director designation rights and organizational documents, the CHW founders stock letter, and the lock up agreements. In your revised disclosure, please explain the issues and terms discussed at the meetings, each party's position on such issues, and how you reached agreement on the final terms.

In response to the Staff’s comment, the Company has revised the disclosure on pages 123 to 129 of Amendment No. 1.

14. Please revise your disclosure to list each person present at each meeting, including, but not limited to, the members of Wag! management that were present at the October 1, 2021 meeting and the CHW board members that attended the February 1, 2022 meeting to approve the business combination for which there was only a quorum.

In response to the Staff’s comment, the Company has revised the disclosure on pages 123 to 129 of Amendment No. 1.

15. Please revise your disclosure in this section to include a description of the negotiations relating to the PIPE and Backstop Investment, the Series P Investment, and the Credit Facility, including how the amounts of the PIPE and Backstop Investment, the Series P Investment, and the Credit Facility were determined, how potential investors and the lender were selected, and what relationship these parties have with CHW, the Sponsor, Wag!, and the placement agent. In addition, clarify why CHW ultimately determined the PIPE offers in November and December 2021 were not in the best interest of CHW’s investors and the best long-term interests of CHW and why CHW determined the debt offers in January 2022 were more favorable than the term sheets that were extended to Wag! and CHW at the end of 2021.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 to 129 of Amendment No. 1.

16. We note your reference to CHW’s financial advisor on page 118. Please identify this advisor and clarify the role of this advisor throughout the negotiations, and clarify the role that Chardan played in these negotiations. In addition, please quantify any fees payable to these advisors and to Oppenheimer for their services, including fees payable upon consummation of the Business Combination and the value of the Representative Shares issued to Chardan in connection with CHW’s IPO.

In response to the Staff’s comment, the Company has revised the disclosure on pages 123 to 129 of Amendment No. 1.

17. We note your reference to a report delivered to CHW by Ernst and Young on page 119 and the study delivered to CHW by its “financial analyst” referenced on page 118. Please include the information required by Item 1015(b) of Regulation M-A, or tell us why you are not required to do so.

In response to the Staff’s comment, the Company notes that the report delivered to CHW by Ernst and Young was a quality of earnings report. The “financial analyst” referenced in connection with the study mentioned on page 118 of the Registration Statement was an internal Wag! analyst. The Company has determined that because the report evaluated the accuracy of the financial information provided by Wag!, but did not opine on valuation or other items that would typically go to the fairness of the transaction, neither the report delivered by Ernst and Young, nor the study delivered by the financial analyst was a fairness opinion subject to any additional required disclosure under Item 1015 of Regulation M-A.

18. We note that CHW engaged in a period of due diligence from September 24, 2021 to January 22, 22. Please disclose if and how that due diligence effort impacted the terms of the transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 123 to 128 of Amendment No. 1.

19. We note that CHW's Existing Organizational Documents waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

In response to the Staff’s comment, the Company has revised the disclosure on page 129 of Amendment No. 1.

Comparable Company Analysis, page 125

20. We note the Investor Presentation, which was filed by CHW on February 3, 2022 as an exhibit to a Form 8-K, includes a similar presentation of the comparable company analysis discussed on page 126, but also includes figures for enterprise value as a multiple of estimated revenue for calendar year 2022 and does not include figures for enterprise value as a multiple of estimated gross profit for calendar year 2023, which you include in the filing. Please tell us whether the analysis contained in the investor presentation is different from the analysis included in your filing. If so, please include such analysis in your filing, explain the material differences, and clarify whether the Board considered the additional analysis in recommending that the CHW shareholders approve the transaction.

In response to the Staff's comment, the Company notes that the differences in the Investor Presentation and the comparable company analysis in the disclosure include the figures for enterprise value as a multiple of estimated revenue for calendar year 2022 and figures for enterprise value as a multiple of estimated gross profit. The Company has revised the disclosure on pages 136 and 137 of Amendment No. 1 to include enterprise value as a multiple of estimated revenue for calendar year 2022. The Company respectfully submits that these are the only differences and the Company does not consider these material. The Company also respectfully submits that the Board did not consider additional analysis in recommending that the CHW shareholders approve the transaction.

Financial Statements, page 125

21. We note your disclosure on page 118 that “during the week of September 26, 2021, CHW had its financial analyst conduct a study of the comparable companies in Wag!’s market and alternative ways to look at valuation,” your disclosure on page 125 that CHW utilized the financial statements to perform a series of financial diagnostics, including benchmarking costs to similar consumer marketplace businesses, analyses of revenue composition and growth, and analyses of historical take rate trends, and your disclosure on pages 125 and 126 that the comparable company analysis and the projections included in the filing were each prepared by Wag!’s management team. Please clarify whether CHW's financial advisor or CHW's team prepared separate analyses other than the analyses prepared by Wag! management included in the filing on page 126, and if so, include such analysis in your filing and explain the material differences.

In response to the Staff’s comment, the Company notes that CHW did not prepare any separate financial analysis regarding Wag!, other than the analysis included in the filing on page 126 of the Registration Statement.

Certain Projected Financial Information, page 126

22. We note your disclosure that the projections assume monthly services completed on the Wag! platform will return to pre-pandemic levels in Q4’2022. Disclose whether the projections for 2023 are in line with historic operating trends. If not, address why the change in trends is appropriate or the assumptions are reasonable. In addition, please tell us whether the format of the projections originally included net income (loss) and revise the presentation accordingly. Please refer to Item 10(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 133 of Amendment No. 1.

Proxy Solicitation Costs, page 157

23. Please disclose the anticipated fees CHW will pay to its proxy solicitor. Please refer to Item 18(a)(4) of Form S-4 and Item 4(a)(3) of Schedule 14A.

In response to the Staff’s comment, the Company has revised the disclosure on page 164 of Amendment No. 1 to disclose the anticipated proxy solicitor’s fees.

Interests of CHW Directors and Officers in the Business Combination, page 163

24. Please revise this disclosure to:

●	quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination;

●	expand your disclosure regarding the indirect ownership interest in the target company held by your executives and directors to disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid;

●	quantify loans extended, fees due, and out-of-pocket expenses for which the sponsor, its affiliates, and your executives and directors are awaiting reimbursement;

●	disclose the length of time following that business combination that you will continue to indemnify your directors and officers and maintain a directors' and officers' liability insurance policy; and

●	clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Please make conforming edits throughout your filing.

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 as follows:

●	We have revised the disclosure on pages 41 to 42 and 170 to 171 to quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination.

●	We have expanded the disclosure on page 101 to clarify the indirect ownership interest in the target company held by the Company’s executives and directors.

●	We have revised the disclosure on pages 42 and 171 to disclose that there have been no material out-of-pocket expenses subject to reimbursement to date.

●	We have revised the disclosure on pages 42 and 171 to disclose the length of time following that business combination that we will continue to indemnify our directors and officers and maintain a directors’ and officers’ liability insurance policy.

●	We have revised the disclosure on pages 41 and 171 to disclose that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Material U.S. Federal Income Tax Considerations, page 186

25. We note that Section 7.14(a) of the Business Combination Agreement provides that, “Each of SPAC, the Domesticated SPAC, Merger Sub, the Company and the Company Subsidiaries shall use its respective reasonable best efforts to…cause the Acquisition Merger to qualify as a ‘reorganization’ within the meaning of Section 368(a) of the Code.” Please provide disclosure as to the tax consequences of the Acquisition Merger in this section and file an opinion, as necessary. In this regard, we note that if the tax consequences are material to the transaction as a whole, which we believe to be the case with respect to the Acquisition Merger, then disclosure and appropriate tax opinions are required with respect to the transaction as a whole. Please refer to Item 4(a)(6) of Form S-4. Further, as counsel is issuing at least one “should” opinion, please include risk factor disclosure regarding the uncertainty of this opinion(s).

The Company respectfully advises the Staff that the Company does not believe that the U.S. federal income tax consequences of the Acquisition Merger are material to the Company’s shareholders. As a result, the Company respectfully notes that it has not included a discussion of such consequences in Amendment No. 1 to the Registration Statement. In the event that, contrary to the intent of the parties, the Acquisition Merger does not qualify as a reorganization under Section 368(a) of the Code, there would be no adverse tax consequence for either the Company or the Company’s shareholders. Therefore, pursuant to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19, Item 4(a)(6) of Form S-4, Amendment No. 1 does not require a tax opinion of counsel supporting the intended tax treatment of the Acquisition Merger as a reorganization under Section 368(a) of the Code. In addition, the Company does not believe the reference in Section 7.14(a) of the Business Combination Agreement regarding the intended tax treatment of the Acquisition Merger is a representation to the Company’s shareholders regarding the tax consequences of the Acquisition Merger to them, nor is the Company aware of any applicable rule or guidance that such a recital of intent would by itself require the delivery of a tax opinion of counsel in connection with the Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Description of the Business Combination, page 205

26. Please disclose the number of stock options of Wag! common stock associated with the $73.6 million noted in footnote (1) and how the dollar amount was determined. Also, explain to us and disclose as appropriate how you are accounting for this share consideration.

In response to the Staff’s comment, the Company has revised the disclosure on page 215 of Amendment No. 1 to provide additional information related to Wag!’s stock options.

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 208

27. Please provide a note that explains the $930 adjustment in the “Transaction Pro Forma Adjustments” column assuming no redemption on the “Deferred offering costs” line and the corresponding line adjusted.

In response to the Staff’s comment, the Company has revised the disclosure on pages 211, 212, and 219 of Amendment No. 1.

28. The items within adjustment (A) sum to $151,192 as noted. However, the amount of the adjustment to the “Cash and cash equivalents line” in the “Transaction Pro Forma Adjustments” column assuming no redemption is $152,122. Please reconcile and revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 211 and 212 of Amendment No. 1.

29. We note your disclosure in note A(iii) that transaction costs of CHW Acquisition Corporation are reflected as a reduction of cash, with a corresponding increase in accumulated deficit, as these costs are expensed as incurred. However, based on notes H and I, it appears the transaction costs incurred by CHW are reflected as a reduction of APIC. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 219 and 220 of Amendment No. 1.

30. In note (G) you attribute $12.5 ($12,500) to the par value of 12,500,000 CHW Acquisition Corporation redeemable shares. From disclosures in the filing it appears the par value per share of these shares is $0.0001, amounting to $1.25 ($1,250). Please clarify and revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 220 of Amendment No. 1.

31. The line items “Reclassification of CHW Acquisition Corporation’s Redeemable Common Stock” and “Recapitalization of Wag! Preferred and Common Stock to New Wag! Common Stock” within note H refer to note G, but it appears the references should be to note E. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 219 and 220 of Amendment No. 1.

32. Please tell us and disclose how you concluded that the earnout shares potentially issuable to Eligible Company Equityholders should be recorded as share-based compensation and equity as opposed to contingent consideration and a liability.

Address any differences between the Earnout Shares, Management Earnout shares and earnout shares allocable to the unvested options and restricted shares of Wag! that were considered in determining your accounting and classification.

Disclose how the $32.4 million for the stock based compensation charges related to the earnouts was computed and attributed to the Earnout Shares and/or Management Earnout shares.

The Company respectfully acknowledges the Staff’s comment and advises that share-based compensation and equity treatment was concluded given the earnout shares issued are representative of incremental compensation to existing employees who hold vested and unvested options and RSU’s. The employees’ prior service to the Company was the primary reason individuals were allocated any earnout shares, and allocated amounts were based on existing options and RSUs held by the employees. Therefore, the earnout shares issued were representative of a modification to awards held by existing employees and were therefore considered as additional share based compensation. These awards are issued to the Eligible Company Equityholders as of the date of the merger and are fully vested on the date of issuance. As such, the Company has recorded the total share based compensation from such modification of awards on the date of merger in the Pro-forma balance sheet as well as the Pro-forma income statement.

Further, there are no differences between the terms or conditions of the Earnout Shares and Management Earnout Shares that would impact the accounting conclusions for them. The only difference between the two earnout pools is the methodology used to allocate shares to individuals within each of the two earnout pools.

In response to the Staff’s comment regarding the calculation of the $32.4 million stock-based compensation expense, the Company and Wag! have revised the disclosure on pages 227 and 228 to provide additional information regarding the computation and attribution of the Earnout Shares and Management Earnout Shares.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 211

33. Please disclose how the $3.6 million interest expense related to the amortization of the debt discount including cash interest expense related to interest payable of $3.0 million on the Credit Facility in note (AB) is computed.

In response to the Staff’s comment, the Company has revised the disclosure on page 222 of Amendment No. 1.

Information About Wag!

Our Business, page 226

34. We note your disclosure that you have experienced “strong growth.” Please specify on what basis you have experienced growth and add quantitative disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 237 of Amendment No. 1.

35. We note your disclosure that “based on an internal survey conducted in 2018-2019, 90% of [y]our new Pet Parents reported that they never used a dog walker before joining the Wag! platform; after joining, [y]our Pet Parents used Wag! services four to five times per month on average.” Please clarify whether Pet Parents are using dog walking services four to five times per month on average.

In response to the Staff’s comment, the Company has revised the disclosure on page 236 of Amendment No. 1 to clarify that Pet Parents are using dog walking services four to five times per month on average.

Our Market Opportunity, page 227

36. We note your disclosure that the total U.S. market for pet spending was $103.6 billion in 2020, including pet food and treats, veterinary care and product sales, pet supplies, and other non-medical services. Please tell us why it is appropriate to reference this market when your service offerings do not include pet food and treats, veterinary care and product sales, or pet supplies. In addition, please clarify whether your graphic on page 228 is intended to show the expansion of Wag!’s offerings in the future.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that this section is titled “Our Market Opportunity” to illustrate the spectrum of the pet market spending that Wag! is focused on. Further, the section includes disclosure stating “we believe that the commercial market for pet care represents an enormous expansion opportunity” as a further illustration of the market Wag! is focused on.

In response to the Staff’s comment, the Company respectfully submits that it is appropriate to reference this total U.S. market for pet spending because Wag!’s service offerings do include access to pet services (including product sales and pet supplies) and wellness and veterinary care, and Wag! intends to expand its offerings to include pet food and treats in 2022. With regard to the graphic on page 228 of the Registration Statement, Wag! intends to show the full pet industry divided into segments, and those segments Wag! has launched in, or has preliminary plans to launch in by year (e.g., services in 2015, wellness and veterinary care in 2021, and pet food and treats in 2022).

Competitive Strengths, page 230

37. We note your disclosure that “according to recent industry surveys, Wag! was the number one online Pets and Animals destination worldwide in the fourth quarter of 2021 with more than 4,200,000 monthly visitors.” Please identify the parties who conducted the industry surveys.

In response to the SEC’s comment, the Company notes that Similarweb.com is the party who conducted the industry survey and has revised the disclosure on page 242 of Amendment No. 1 to identify that party.

Wag!’s Management's Discussion and Analysis of Financial Condition and Results of Operations Effects of the COVID-19 Pandemic, page 246

38. We note your disclosure here and in your risk factors that the COVID-19 pandemic resulted in a “reduction” in the number of overnight bookings and “significantly impacted” your results in 2020. Please quantify the impact of the pandemic on your business.

In response to the SEC’s comment, the Company has revised the disclosure on page 257 of Amendment No. 1 to quantify the impact of the pandemic on Wag!’s business.

Overview

Restructuring and Preferred Share Repurchase, page 247

39. We did not identify any discussion herein regarding a preferred share repurchase. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 257 of Amendment No. 1 to remove any reference to a preferred share repurchase as this reference is not applicable to this specific section.

Key Performance Indicators (“KPIs”) and Non-GAAP Measures, page 249

40. We note your disclosure on page 84 that “Wag! tracks certain operational metrics, including its key business metrics such as Pet Parent Monthly Frequency, Service Fill Rate, Wag! Premium Attach Rate, as well as Pet Parent cohort behavior,” and we also note your reference to these metrics throughout your filing. Please explain such metrics in this section, including how they are calculated and why management finds them useful.

In addition, please tell us what consideration you gave to including in this discussion the net revenue by cohort, take rate, and LTV graphics that appear in the Investor Presentation, which was filed by CHW on February 3, 2022 as an exhibit to a Form 8-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 90, 260, and 261 of Amendment No. 1 to reflect a summary of Adjusted EBITDA and Adjusted EBITDA Margin, Bookings, and Take Rate, which are the key performance indicators Wag! believes to be most relevant for public company investors and which it intends to track and disclose in the future.

In the past, Wag! has, from time to time prepared materials for private company investors that summarized metrics such as Pet Parent Monthly Frequency, Service Fill Rate, Wag! Premium Attach Rate, net revenue by cohort and LTV. These metrics provided only a rough approximation of Wag!’s business, but management found them useful for providing a measure of insight to private company investors in the absence of the rigorous, audited data that is now available. Wag! does not intend to disclose these metrics going forward. Metrics such as Adjusted EBITDA, Adjusted EBITDA Margin, Bookings, and Take Rate provide more directly relevant information regarding Wag!’s business, which is why Wag! intends to track and disclose these key performance indicators going forward.

Comparison of the Years Ended December 31, 2021 and 2020, page 251

41. We note that revenues increased by 68% in 2021, whereas cost of revenue, excluding depreciation and amortization, increased only 1%. Please revise your disclosure to discuss the relationship between revenues and cost of revenues and whether this type of relationship is indicative of future results and why or why not.

In response to the Staff’s comment, the Company has revised the disclosure on page 264 of Amendment No. 1.

Management of New Wag! Following the Business Combination, page 267

42. In an appropriate place in this section, please disclose the Sponsor’s right to designate a director to the board of New Wag! and clarify how long the Sponsor will have this right. Description of New Wag! Securities

In response to the Staff’s comment, the Company respectfully submits that the BCA does not provide the Sponsor with an ongoing right to designate a director for inclusion in the Board after the Merger. Pursuant to Section 7.15 of the BCA, the Sponsor’s right to designate a director is limited to designating a director to the Board only at the time immediately following the closing of the Business Combination. However, pursuant to Section 7.15, the Sponsor may only designate a director at closing in the event that the Company and Wag! do not mutually designate directors. The Company further advises that it and Wag! expect to mutually designate the remaining number of “independent” directors, and therefore, the Sponsor will not have the right to designate a director at Closing.

Anti-Takeover Provisions of Delaware Law, page 283

43. Please add a discussion of the provision in the Proposed Charter that would limit the ability of stockholders to act by written consent.

In response to the Staff’s comment, the Company has revised the disclosure on page 297 of Amendment No. 1.

Wag Labs, Inc. Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-31

44. Please tell us your consideration of the disclosure requirement in ASC 606-10-50-5 in terms of disclosing disaggregated revenues by category, such as pet wellness services, Wag! Premium subscription fees, service fees charged to PCGs for use of the platform and fees paid by PCGs to join the platform.

The Company respectfully acknowledges the Staff’s comment and advises that Wag! evaluated the guidance in ASC 606-10-50-5 together with ASC 606-10-55-89 to 91, applied the guidance in context of materiality, and concluded it was appropriate to disaggregate revenue by Service revenue and Wellness revenue in its consolidated financial statements as of and for the period ended March 31, 2022. Service revenue consists predominantly of service fees charged to PCGs for use of the platform. Each of Wag! Premium subscription fees and fees paid by PCGs to join the platform is included in Service revenue and each constitutes less than 6% of Wag!’s total revenue in 2021, and less than 5% of Wag!’s total revenue as of and for the period ended March 31, 2022.

The Company respectfully advises the Staff that Wag! concluded that additional disclosures of disaggregated revenue of the revenue streams aggregated in Service revenue were not meaningful to understand Wag!’s business activities, historical performance, or future prospects. This is primarily based on the magnitude of each revenue line from further disaggregation being less than 6% of Wag!’s total revenue in 2021, less than 5% of Wag!’s total revenue as of and for the period ended March 31, 2022, and immaterial in the context of understanding and evaluating the overall business. Further, the magnitude of these specific revenue streams has been decreasing as a percentage of total revenue in each recent reporting period and is expected to continue this decreasing trend in the future.

In preparing its consolidated financial statements as of and for the period ended March 31, 2022., Wag! has presented more clearly the disaggregation of Service revenue and Wellness revenue.

45. With respect to Wag! Wellness revenues, please tell us in detail the basis for gross revenue reporting as a principal in these transactions.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Wag!’s Wellness revenue transactions have two parties: Wag! and our customer, the third party partner (the service provider). In these arrangements, in accordance with ASC 606-10-55-36 and 606-10-55-37B, Wag!’s performance obligation to the service provider in exchange for consideration is to provide a specific service, namely directing a Pet Parent to the service provider to complete a subsequent action or conversion activity with the service provider. Wag! is not a party to the subsequent transaction between the service provider and the Pet Parent. Accordingly, the Company has concluded that Wag! should record revenue from the service provider in a Wellness transaction on a gross revenue basis.

46. Also with respect to Wag! Wellness revenues, we note your disclosure that in certain arrangements, the transaction price is considered variable and an estimate of the transaction price is recorded when the action occurs. Please disclose the methods, inputs and assumptions used for determining the transaction price including any judgments and changes in the judgments used in determining the transaction price. Please refer to ASC 606-10-50-17 and 20.

The Company respectfully acknowledges the Staff’s comment and notes that Wag! has expanded the disclosure to provide more detail about its Wag! Wellness revenue in its 2022 financial statements as of and for the period ended March 31, 2022. The Company also respectfully advises the Staff that Wag! believes the adjustment to estimated transaction consideration is immaterial to its financial statements and will reflect the extent of disclosure accordingly.

Cost of Revenues (exclusive of depreciation and amortization), page F-32

47. Please revise your disclosure to clarify how you distinguish between which platform costs are considered cost of revenues versus platform operations and support.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-51 and F-74 of Amendment No. 1 to provide further clarification regarding classification of Wag!’s platform costs.

Note 3. Business Combinations, page F-34

48. Please provide support for your disclosure that pro forma disclosures for the CPI acquisition pursuant to ASC 805-10-50-2.h are not required due to immateriality.

The Company respectfully submits that Wag! believes the pro forma disclosures for the Compare Pet Insurance Services, Inc. (“CPI”) acquisition are not required under ASC 805-10-50-2.h due to immateriality. In this regard, the Company advises the following:

●	CPI’s pro forma impact for revenue was $1.9M, representing 9.6% of Wag!’s total revenue for the year ended December 31, 2021;

●	CPI’s pro forma impact for revenue was $0.3M, representing 2.8% of Wag!’s total revenue for the year ended December 31, 2020;

●	CPI’s pro forma impact for net loss was $0.1M, representing 2.1% of Wag!’s net loss for the year ended December 31, 2021;

●	CPI’s pro forma impact for net loss was $0.8M, representing 4.7% of Wag!’s net loss for the year ended December 31, 2020.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Sunyi Snow, at ssnow@mwe.com or by telephone at (214) 210-2810.

Sincerely,

By:	/s/ Jonah Raskas

Name: Jonah Raskas
Title: Co-Chief Executive Officer, CHW Acquisition Corporation